SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On May 12, 2020, the Registrant entered into a definitive share purchase agreement (the “Agreement”) with Nami Holding (Cayman) Co., Ltd. (“Nami”), a Cayman Islands exempted company, and Nami Holding (BVI) Co., Ltd (SPV), shareholder of Nami (the “Seller”), to acquire all of the outstanding ordinary shares of Nami. Nami is the parent company of a financial advisory services group that is majority-owned and controlled by Mr. Jinbao Li.

Pursuant to the Agreement, the Seller will receive aggregate consideration of RMB 180 million (approximately $25.38 million) valued as of the date the Agreement was executed, consisting of RMB 50 million (approximately $7.05 million) in cash and 1,562,726 shares of the Registrant’s Class A common shares, par value $0.001 per share (the “Shares”), based on the weighted average closing price for the five trading days immediately prior to the execution of the Agreement. The acquisition is expected to close within 30 trading days of the execution of the Agreement, subject to customary closing conditions.

The Agreement contains customary representations, warranties and covenants of the Registrant, Nami and the Seller, and is subject to certain customary closing conditions. Pursuant to the Agreement, the Seller may not sell the Shares for twelve months. Commencing on the one-year anniversary of issuance and on each anniversary thereafter, the Sellers may sell up to twenty percent of the Shares acquired in this transaction.

A copy of the press release regarding the transaction is attached as Exhibit 99.1.

Exhibit

99.1	Press release dated May 22, 2020, titled “Hebron Announces Entry into Share Purchase Agreement for Strategic Acquisition”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

Date: May 22, 2020	By:	/s/ Anyuan Sun
	Name:	Anyuan Sun
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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